SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Ulta Salon, Cosmetics & Fragrance, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

90384S303
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90384S303	13G	Page	2	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP AQ, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,157,989

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,157,989

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,989

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	3	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP AQ, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,157,989

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,157,989

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,989

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.0%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
2 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	4	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP II Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		535,044

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		535,044

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	535,044

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
3 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	5	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP II Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,742

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		196,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,742

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
4 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	6	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP Management Services Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,832,748

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,832,748

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,832,748

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
5 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	7	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRPVC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,647,936

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,647,936

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,647,936

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.8%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
6 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	8	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	GRP Operations, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		284

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		284

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	284

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%[7]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
7 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	9	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	AOS Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,476,300

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,476,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,476,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
8 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	10	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	Hique, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,476,300

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		5,476,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,476,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.4%[9]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
9 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	11	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	Steven E. Lebow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		82,490

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,687,907

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		82,490

WITH:	8	SHARED DISPOSITIVE POWER

		3,687,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,770,397

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%[10]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
10 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	12	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	Yves Sisteron

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		193,315

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,070,125

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		193,315

WITH:	8	SHARED DISPOSITIVE POWER

		4,070,125

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,263,440

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%[11]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
11 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	13	of	19	Pages

1	NAMES OF REPORTING PERSONS.
	Hervé J.F. Defforey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	5	SOLE VOTING POWER

NUMBER OF		367,240

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,990,737

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		367,240

WITH:	8	SHARED DISPOSITIVE POWER

		3,990,737

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,357,977

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.5%[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
12 Based on 58,103,711 shares of the Issuer’s Common Stock outstanding as of December 3, 2009, as set forth in the Issuer’s quarterly report on Form 10-Q dated December 10, 2009.

CUSIP No.	90384S303	13G	Page	14	of	19	Pages
Item 1(a). Name of Issuer:
Ulta Salon, Cosmetics & Fragrance, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1000 Remington Blvd., Suite 120
Bolingbrook, IL 60440
Item 2(a). Name of Person Filing:
     (1) GRP AQ, L.P.
     (2) GRP AQ, Inc.
     (3) GRP II Investors, L.P.
     (4) GRP II Partners, L.P.
     (5) GRP Management Services Corp.
     (6) GRPVC, L.P.
     (7) GRP Operations, Inc.
     (8) AOS Partners, LP
     (9) Hique, Inc.
     (10) Steven E. Lebow
     (11) Yves Sisteron
     (12) Hervé J.F. Defforey
Item 2(b). Address of Principal Business Office or, if none, Residence:
2121 Avenue of the Stars
31st Floor
Los Angeles, California 90067-5014
Attn: Steven Dietz
Item 2(c). Citizenship:
GRP AQ, L.P., GRP AQ, Inc., GRP II Investors, L.P., GRP II Partners, L.P., GRP Management Services Corp., GRPVC, L.P., GRP Operations, Inc., AOS Partners, LP and Hique, Inc.:
Delaware

Steven E. Lebow:

United States

Yves Sisteron:

United States

Hervé J.F. Defforey:

France

CUSIP No.	90384S303	13G	Page	15	of	19	Pages
Item 2(d). Title of Class of Securities:
Common Stock, $.01 par value per share
Item 2(e). CUSIP Number:
90384S303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
The information in items 1 and 5 through 11 on the cover pages (pp. 2-13) of this Schedule 13G is hereby incorporated by reference. GRPVC, L.P. (“GRPVC”) is the general partner of GRP II Partners, L.P. (“GRP II Partners”). GRP Management Services Corp. (“GRPMSC”) is the general partner of GRPVC and GRP II Investors, L.P. (“GRP II Investors”). Hique, Inc. is the general partner of AOS Partners, LP. Messrs. Lebow, Sisteron and Defforey are members of the investment committee of GRP II Partners and GRP II Investors. Messrs. Lebow, Sisteron and Defforey own a majority of the voting stock of GRPMSC. Mr. Sisteron and Mr. Defforey own a majority of the voting stock of GRP AQ, Inc., which is the general partner of GRP AQ, L.P. Messrs. Lebow, Sisteron and Defforey disclaim beneficial ownership of all such shares except to the extent of their pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No.	90384S303	13G	Page	16	of	19	Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Please see attached Exhibit 1.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2010

GRP AQ, L.P.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP AQ, L.P.*

GRP AQ, Inc.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP AQ, Inc.******

GRP II Investors, L.P.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP II Investors, L.P.**

GRP II Partners, L.P.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP II Partners, L.P.**

GRP Management Services Corp.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP Management Services Corp.**

GRPVC, L.P.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRPVC, L.P.***

GRP Operations, Inc.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for GRP Operations, Inc.******

CUSIP No.	90384S303	13G	Page	18	of	19	Pages

AOS Partners, LP

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for AOS Partners, LP****

Hique, Inc.

By:	/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for Hique, Inc.****

/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for Steven E. Lebow*****

/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for Yves Sisteron*****

/s/ Robert S. Guttman

Robert S. Guttman, as attorney-in- fact for Hervé J.F. Defforey*****

*	Robert S. Guttman is signing on behalf of GRP AQ, L.P. as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on August 10, 2009, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing on Form 4/A for Ulta Salon, Cosmetics & Fragrance, Inc.

**	Robert S. Guttman is signing on behalf of GRP II Investors, L.P., GRP II Partners, L.P. and GRP Management Services Corp. as attorney-in-fact pursuant to a power of attorney for each entity previously filed with the Securities and Exchange Commission on November 1, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a filing on Form 3/A for Ulta Salon, Cosmetics & Fragrance, Inc.

***	Robert S. Guttman is signing on behalf of GRPVC, L.P. as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 12, 2008, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing on Schedule 13G for Ulta Salon, Cosmetics & Fragrance, Inc.

****	Robert S. Guttman is signing on behalf of AOS Partners, LP and Hique, Inc. as attorney-in-fact pursuant to a power of attorney for each entity previously filed with the Securities and Exchange Commission on December, 23 2009, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a filing on Form 3 for Ulta Salon, Cosmetics & Fragrance, Inc.

*****	Robert S. Guttman is signing on behalf of Steven E. Lebow, Yves Sisteron, and Hervé J.F. Defforey as attorney-in-fact pursuant to a power of attorney for each individual previously filed with the Securities and Exchange Commission on October 24, 2007, and hereby incorporated by reference herein. Each power of attorney was filed as an attachment to a filing on Form 3 for Ulta Salon, Cosmetics & Fragrance, Inc.

******	Robert S. Guttman is signing on behalf of GRP AQ, Inc. and GRP Operations, Inc. as attorney-in-fact pursuant to a power of attorney for each entity. Each power of attorney is filed with the Securities and Exchange Commission as an attachment to this Schedule 13G/A.

EXHIBIT 1
Group Members
     (1) GRP AQ, L.P.
     (2) GRP AQ, Inc.
     (3) GRP II Investors, L.P.
     (4) GRP II Partners, L.P.
     (5) GRP Management Services Corp.
     (6) GRPVC, L.P.
     (7) GRP Operations, Inc.
     (8) AOS Partners, LP
     (9) Hique, Inc.
     (10) Steven E. Lebow
     (11) Yves Sisteron
     (12) Hervé J.F. Defforey

POWER OF ATTORNEY
Know all by these present, that the undersigned party hereby constitutes and appoints each of Gregg R. Bodnar, Chief Financial Officer of Ulta Salon, Cosmetics & Fragrance, Inc. (“Ulta”) and Robert S. Guttman, General Counsel of Ulta, signing singly, such party’s true and lawful attorney-in-fact to:
(1) execute for and on behalf of such party, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Schedule 13G and Form 3, Form 4 and Form 5 and successive forms thereto;
(2) do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and
(3) take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
Such party hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such party might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of such party, are not assuming, nor is Ulta assuming, any of the undersigned’s responsibilities to comply with the Exchange Act.
This Power of Attorney shall remain in full force and effect until such party is no longer required to file such documents with respect to such party’s holdings of and transactions in securities issued by Ulta, unless earlier revoked by such party in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of February, 2010.

GRP Operations, Inc.
By:	/s/ Yves Sisteron
Name: Yves Sisteron
Title: CEO
(Signature Page for Power of Attorney)

POWER OF ATTORNEY
Know all by these present, that the undersigned party hereby constitutes and appoints each of Gregg R. Bodnar, Chief Financial Officer of Ulta Salon, Cosmetics & Fragrance, Inc. (“Ulta”) and Robert S. Guttman, General Counsel of Ulta, signing singly, such party’s true and lawful attorney-in-fact to:
(1) execute for and on behalf of such party, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Schedule 13G and Form 3, Form 4 and Form 5 and successive forms thereto;
(2) do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and
(3) take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
Such party hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such party might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of such party, are not assuming, nor is Ulta assuming, any of the undersigned’s responsibilities to comply with the Exchange Act.
This Power of Attorney shall remain in full force and effect until such party is no longer required to file such documents with respect to such party’s holdings of and transactions in securities issued by Ulta, unless earlier revoked by such party in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of February, 2010.

GRP AQ, Inc.
By:	/s/ Yves Sisteron
Name: Yves Sisteron
Title: CEO

(Signature Page for Power of Attorney)